Exhibit 99.1

News release

Cenovus releases 2022 budget, updated strategy and 5-year business plan
Expects about 50% of 2022 excess free funds flow to be allocated to shareholder returns

Calgary, Alberta (December 8, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today released its 2022 budget, updated corporate strategy, five-year business plan and environmental, social and governance (ESG) targets, built on the company’s demonstrated operating strength, capital discipline and ESG leadership. The 2022 guidance includes capital spending of $2.6 billion to $3.0 billion and total production of approximately 800,000 barrels of oil equivalent per day (BOE/d), factoring in major planned turnarounds and production impacts from assets sold in 2021. The company anticipates 2022 downstream throughput of about 555,000 barrels per day (bbls/d). Cenovus has reaffirmed its commitment to growing shareholder returns, with planned allocation of about 50% of excess free funds flow in 2022 to shareholder returns, including the planned repurchase of up to 146.5 million common shares pursuant to the company’s previously announced normal course issuer bid. As of December 7, there have been 9,719,100 shares repurchased by the company, at an average price of $15.82 per share. Remaining excess free funds flow will continue to be allocated to the reduction of net debt to below $8 billion.

Cenovus also released its latest ESG report today, which outlines ambitious new targets for the company’s ESG focus areas, including plans for a 35% reduction in absolute greenhouse gas (GHG) emissions by the end of 2035 and the continuation of its ambition to achieve net zero emissions from operations by 2050.

“Our operational proficiency, disciplined spending and ESG leadership sets us apart,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Building on our upstream production strength in 2021 and the continued optimization of our business, I am confident in our ability to grow free funds flow and deliver sustainable, increased returns to our shareholders.”

Capital Investment by asset ($ millions)
	2022 guidance	2021 guidance
Upstream
Oil Sands (includes thermal & cold/EOR)	1,350 - 1,550	950 - 1,050
Conventional	150 - 200	170 - 210
Offshore	200 - 250	200 - 250
Total upstream	1,700 - 2,000	1,320 - 1,510
Downstream
Superior Refinery rebuild	200 - 250	520 - 570
Total downstream	850 - 950	900 - 1,100
Corporate	50 - 70	75 - 100
Total	2,600 - 3,000	2,300 - 2,700
Note: Totals may not add due to rounding.

Average production and throughput forecast
	2022 guidance	2021 guidance	% change
Upstream	MBOE	MBOE
Oil Sands (includes thermal & cold/EOR)	570 - 630	540 - 596	6
Conventional	118 - 134	131 - 140	(7)
Offshore	64 - 76	66 - 74	0
Total upstream	780 - 820	750 - 790	4
Downstream	Mbbl	Mbbl
Total downstream	530 - 580	500 - 550	6
Note: Production ranges for assets are not intended to equal total upstream. Cenovus’s full 2022 guidance can be found on cenovus.com.

Five-year plan
Cenovus’s plan is guided by five key strategic objectives: top-tier safety and ESG performance, cost leadership, financial discipline, returns-focused capital allocation and free funds flow growth. Applying the strategic objectives to Cenovus’s business is expected to drive enhanced shareholder returns, driven by growth in earnings and free funds flow. This funds flow will position the company well to continue to return significant cash to shareholders through a growing dividend and opportunistic share buybacks.

The company remains focused on top-tier safety performance and asset integrity. Leveraging the strength of its assets and its considerable operational expertise, Cenovus expects to deliver sustained production and growth in throughput over the next five years while reducing absolute scope 1 and 2 GHG emissions.

Demonstrating both cost leadership and financial discipline, the company anticipates a reduction of 7% in overall unit operating costs in both the upstream and downstream segments, while general and administrative expenses and average annual sustaining capital requirements will remain flat.

The company’s capital programs and current base dividend are sustainable at US$45 West Texas Intermediate (WTI) per barrel, with the opportunity to grow shareholder returns over the life of the plan as net debt is further reduced. Over the longer term, Cenovus will aim for 1.0-1.5 times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and is committed to achieving a mid-BBB investment grade credit rating. In the fourth quarter of 2021, Cenovus doubled its common share dividend and once the company achieves net debt below $8 billion it expects to have further expanded capacity for increasing shareholder returns.
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Sustainability
Cenovus’s ambitious targets for its five ESG focus areas are embedded in the company’s five-year business plan.

Focus area	Targets
Climate change & GHG emissions	• Reduce absolute GHG emissions by 35% by year-end 2035 • Reach long-term ambition for net zero emissions by 2050
Water stewardship	• Reduce fresh water intensity by 20% in oil sands and in thermal operations by year-end 2030
Biodiversity	• Reclaim 3,000 decommissioned well sites by year-end 2025 • Restore more habitat than Cenovus uses in the Cold Lake caribou range by year-end 2030
Indigenous reconciliation
• Achieve a minimum of $1.2 billion of spending with Indigenous businesses between 2019 and year-end 2025
• Attain Progressive Aboriginal Relations gold certification from the Canadian Council for Aboriginal Business by year-end 2025

Inclusion & diversity
• Increase women in leadership roles to 30% by year-end 2030
• Conduct a self-identification survey by year-end 2022; add diversity target beyond gender in 2023
• Aspire to have at least 40% representation from designated groups among non-management directors, including at least 30% women, by year-end 2025

Note: Targets include start year 2019 for emissions, water intensity, well reclamation and Indigenous business spend, and 2016 for caribou habitat restoration.
Emissions reductions are in reference to scope 1 and 2, on a net equity basis.

2022 guidance highlights
In 2022, Cenovus anticipates total upstream production of between 780,000 BOE/d and 820,000 BOE/d, which includes the impact of major planned turnarounds and approximately 15,300 BOE/d of production divested in 2021. Canadian and U.S. Manufacturing throughput is expected to be between 530,000 bbls/d and 580,000 bbls/d, an increase of about 6% over 2021, as demand for refined products rebounds.

Guidance for total capital expenditures is between $2.6 billion and $3.0 billion. This includes growth capital of $200 million to $250 million for the completion of the Superior Refinery rebuild, which the company expects will be largely offset by insurance proceeds, as well as capital in the range of $100 million to $150 million to complete the Terra Nova project and Spruce Lake North thermal project, both of which are expected to start up in the fourth quarter of 2022.

Cenovus anticipates integration costs related to its combination with Husky Energy of $100 million to $150 million in 2022, which is the remainder of the expected $500 million to $550 million in total integration costs for the transaction. The targeted annual run-rate of $1.2 billion in synergies has been achieved.

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Oil Sands
In the Oil Sands segment, production is expected to be in the range of 570,000 BOE/d to 630,000 BOE/d in 2022, which includes major planned turnarounds at Foster Creek and Christina Lake. The production range also reflects continued strong performance at Foster Creek and Christina Lake, and at the Lloydminster thermal projects where the application of Cenovus’s operating model is generating cost savings and increased production. For example, the operating model in 2021 drove a production increase of about 10% at the Lloydminster thermal projects without adding steam. At the Spruce Lake North project, which is expected to start up in the fourth quarter of 2022, Cenovus has reduced the number of wells and surface pads needed by approximately 50%, while doubling the average well length, resulting in substantial cost savings.

Cenovus plans to spend between $1.4 billion and $1.6 billion in the segment, with the increase from 2021 mainly related to additional sustaining capital investment directed towards assets where investment was lower in recent years. Operating costs for 2022 are expected to range between $10.50 per BOE and $12.00 per BOE, which are largely flat year-over-year.

Conventional
Planned spending in 2022 of between $150 million and $200 million includes sustaining drilling programs in the segment and represents a 7% reduction compared to 2021 guidance given dispositions this year. Total production in the Conventional segment is expected to be between 118,000 BOE/d and 134,000 BOE/d, and takes into account a reduction of about 15,300 BOE/d from divestitures in 2021. Conventional operating costs are expected to be between $10.00 per BOE and $11.50 per BOE, which are largely flat year-over-year.

Offshore
Offshore production in 2022 is expected to be in the range of 64,000 BOE/d to 76,000 BOE/d. This includes the expected startup of the MDA and MBH fields offshore Indonesia and expected gas sales from the Liwan field offshore China. It also includes the anticipated startup of the Terra Nova floating production, storage and offloading vessel before the end of 2022 following asset life extension (ALE) work and reflects Cenovus’s increased working interest of 34%.

Capital spending of between $200 million and $250 million will be primarily directed towards the Terra Nova ALE project and preservation capital for the West White Rose Project. Cenovus and its partners continue to evaluate their options on the West White Rose Project, with a decision on any further investment to be made by mid-2022.

Offshore operating costs in 2022 are expected to be between $14 per BOE and $16 per BOE.

Downstream
With recovering demand for refined products, Cenovus expects to see crude oil throughput at its Canadian and U.S. Manufacturing assets increase to between 530,000 bbls/d and 580,000 bbls/d, including planned turnarounds. Capital expenditures ranging from $850 million to $950 million reflect a debottlenecking project at the Lloydminster Refinery to increase throughput capacity by about 8%, as well as additional spending to support downstream operations and reliability. The range also includes capital for the Superior Refinery rebuild project, which the company expects will largely be
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offset by insurance proceeds. The rebuild remains on schedule and is expected to be completed and ready for startup in the first quarter of 2023.

The turnarounds at the Lloydminster Upgrader, Lloydminster Refinery and non-operated refineries, as well as facility renewal projects to maintain safe and reliable operations, will contribute to operating expenses in 2022 of between $10 per barrel and $12 per barrel, which are expected to trend lower across the five-year plan.

Leadership update
Sarah Walters, Cenovus’s Executive Vice-President, Corporate Services, has decided to return to the United Kingdom to be closer to family and will be leaving the company at the end of February. As a result, effective March 1, 2022, Susan Anderson, currently Vice-President, Supply Chain Management, will take on the role of Senior Vice-President, People Services, reporting directly to Alex Pourbaix.

“Sarah has been an invaluable member of my team, helping build our culture at Cenovus over her eight years with the company,” said Pourbaix. “She will be greatly missed.”

For further details on Cenovus’s 2022 budget, updated strategy and five-year business plan, see the company’s Investor Day presentation and 2022 guidance available under Investors at cenovus.com. For more details on Cenovus’s ESG targets, including plans to achieve them, read the full report.

Investor Day webcast today

8 a.m. Mountain Time (10 a.m. Eastern Time)
Cenovus will host a webcast today, Dec. 8, 2021, starting at 8 a.m. MT (10 a.m. ET).
Access the webcast here. The webcast will be archived for approximately 12 months.

Advisory

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Presentation Basis
Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

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Non-GAAP Measures and Additional Subtotal
The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

“Adjusted Funds Flow” is used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents, risk management, the contingent payment, assets held for sale and liabilities related to assets held for sale.

“Excess Free Funds Flow” is defined as Adjusted Funds Flow minus dividends paid on common shares, dividends paid on preferred shares, capital investment, settlement of decommissioning liabilities and principal repayment of leases.

“Free Funds Flow” is defined as Adjusted Funds Flow less capital investment.

“Operating Margin” is an additional subtotal found in Note 1 of the September 30, 2021 unaudited interim Consolidated Financial Statements and is used to provide a consistent measure of the cash generating performance of our assets for comparability of our underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Margin.

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this report is identified by words such as “achieve”, “advance”, “aim”, “ambition”, “build”, “can”, “commitment”, “committed”, “continue”, “delivering”, “develop”, “ensure”, “establishing”, “estimate”, “expect”, “focus”, “goals”, “grow”, “implementing”, “improve”, “intend”, “maintain”, “opportunity”, “plan”, “position”, “potential”, “priority”, “pursue”, “reduce”,
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“remain”, “strategy”, “target”, “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: capital spending; production; upstream and downstream operating costs; operating margin; planned turnarounds at any of our facilities; the effects of asset sales; downstream throughput; growing and enhancing shareholder returns; earnings and free funds flow growth; cost leadership; safety performance and asset integrity; excess free funds flow and the allocation thereof to shareholder returns and debt reduction; share repurchases; dividend increases; incremental investment in the business; opportunistic acquisitions; ESG targets, including reducing absolute GHG emissions by 35% by 2035 on a net equity basis; ambition to achieve net zero emissions from operations by 2050; sustained growth in production and throughput over the next five years while reducing both absolute scope 1 and 2 GHG emissions and GHG emissions intensity on a net equity basis; maintaining general and administrative expenses and average annual sustaining capital requirements; sustainability of base dividend at US$45 WTI; growing shareholder returns as net debt is reduced; achieving 1.0-1.5 times net debt to EBITDA; achieving a mid-BBB investment grade credit rating; expanding capacity for increasing shareholder returns as net debt falls below $8 billion; capital expenditures for Superior Refinery rebuild and offsetting insurance proceeds; anticipated integration costs related to the Husky transaction for 2022; the application of Cenovus’s operating model to generate cost savings and increased production; startup of the Terra Nova floating production, storage and offloading vessel; startup of the MDA and MBH fields offshore Indonesia and expected gas sales from the Liwan field offshore China; making a decision on the West White Rose Project; and debottlenecking project at the Lloydminster Refinery increasing throughput capacity.

Developing forward-looking information involves reliance on a number of assumptions and other factors and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include the following: forecast oil and natural gas, NGLs, condensate and refined products prices and light-heavy crude oil price differentials; our ability to realize the benefits and anticipated cost synergies associated with the Husky transaction; projected capital investment levels and the flexibility of capital spending plans and associated sources of funding; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results, including in respect of ESG and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies; our ability to fund growth, sustaining capital expenditures and shareholder distributions; and other assumptions, risks and uncertainties described from time to time in the filings we make with securities regulatory authorities including the assumptions inherent in Cenovus’s 2021 guidance available on cenovus.com.

The risk factors and uncertainties that could cause our actual results to differ materially, include, but are not limited to: the effect of the COVID-19 pandemic on our business, including any related measures taken by governments in the jurisdictions in which we operate; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results including in respect of ESG and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies; and changes in commodity prices and differentials. In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for ESG focus areas may have a negative impact
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on our existing business, growth plans and future results from operations.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus's material risk factors, assumptions and uncertainties, see "Risk Management and Risk Factors" and “Advisory” in our Management's Discussion and Analysis (MD&A) for the period ended September 30, 2021 and the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation’s website. Additional information concerning Husky’s business and assets as of December 31, 2020 may be found in the Husky Annual Information Form and Husky MD&A, each of which is filed and available on SEDAR under Husky's profile at sedar.com. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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